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[VAN KAMPEN LOGO AND LETTERHEAD]


NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

Erica Platt
Media Relations
212-762-6848

          VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS AND
                VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
                       ANNOUNCE APPROVAL OF REORGANIZATION
                                       AND
            VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS
                             DECLARES FINAL DIVIDEND

CHICAGO (May 18, 2007) -- Van Kampen Asset Management announced today that the shareholders of Van Kampen Trust for Investment Grade Florida Municipals (NYSE/CHX: VTF) approved the reorganization of VTF into Van Kampen Trust for Investment Grade Municipals (NYSE/CHX: VTF) at a special meeting of shareholders held on May 18, 2007. In the reorganization, shareholders of VTF will receive newly issued shares of VGM. The transaction is currently expected to close on or about June 8, 2007, subject to the satisfaction of certain conditions.

         Also, the Board of Trustees of Van Kampen Trust for Investment Grade Florida Municipals today declared the following final dividend.

         EX-DATE               RECORD DATE            PAYABLE DATE
         -------               -----------            ------------
         5/21/07                 5/23/07                5/31/07

FOR MORE INFORMATION CALL:  1-800-341-2929.

    NAME OF CLOSED-END                  PER SHARE OF NET    PER SHARE OF    PER SHARE OF
        MANAGEMENT                         INVESTMENT        SHORT-TERM      LONG-TERM
    INVESTMENT COMPANY        TICKER         INCOME         CAPITAL GAIN    CAPITAL GAIN
    ------------------        ------    ----------------    ------------    ------------
Trust for Investment Grade      VTF         $0.1753           $0.0184         $0.0598
Florida Municipals

All dividends will be paid in cash rather than reinvested.

Pursuant to the pending reorganization of Van Kampen Trust For Investment Grade Florida Municipals (NYSE/CHX: VTF) into Van Kampen Trust for Investment Grade Municipals (NYSE/CHX: VGM), VTF hereby has declared, as of May 18, 2007, a final dividend from the Trust, payable on the closing date of the reorganization to those shareholders of record on the day prior to such closing date. The amount of the final dividend, if any, will be comprised of the undistributed income and gains in VTF as calculated on the closing date of the reorganization. Please note all dividends will be paid in cash rather than reinvested.

Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with approximately $118 billion in assets under management or supervision, as of February 28, 2007. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. For more information, visit Van Kampen's web site at www.vankampen.com.

The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint prospectus/proxy are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2007 Van Kampen Funds Inc. All rights reserved. Member NASD/SIPC.